July 22, 2011
Mr. Kevin W. Vaughn
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C 20549
Re:	Pinnacle Financial Partners, Inc. Form 10-K for the Fiscal Year Ended December 31, 2010 Filed February 23, 2011
Mr. Vaughn:
We have set forth below our response to the comment of the Staff contained in your letter dated July 11, 2011. Capitalized terms used herein are consistent with our May 10, 2011 and June 17, 2011 response letter. For your convenience, we have repeated the comment in bold face type prior to our response. Additionally, per your request, we have distinguished between new and deleted text from our current disclosures for the applicable comment responses below.
Form 10-K for the Fiscal Year Ended December 31, 2010
Critical Accounting Estimates — Impairment of Intangible Assets, page 23
1.	We note your response to comment two in your June 17, 2011 letter. It is unclear from the disclosure in Note 10 of your September 30, 2010 Form 10-Q whether the amounts presented as the fair value of loans incorporated credit risk. To the extent they do not, in your next Form 10-Q, please revise your fair value measurements disclosed under ASC 825-10-50 (formerly SFAS 107) to properly incorporate an estimate of credit risk and to clarify the nature of this change.

In future filings, we will add a footnote to the ASC 825-10-50 (SFAS 107) table which incorporates an estimate of credit risk. Our proposed filing is as follows:
     The carrying amounts and estimated fair values of Pinnacle Financial’s financial instruments at June 30, 2011 and December 31, 2010 were as follows (in thousands):

Kevin W. Vaughn	PNFP00002
July 22, 2011

	June 30, 2011		December 31, 2010
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
Financial assets:
Cash and cash equivalents	$216,252	$216,252	$188,586	$188,586
Securities available-for-sale	922,780	922,780	1,014,317	1,014,317
Securities held-to-maturity	2,727	2,791	4,320	4,412
Mortgage loans held-for-sale	14,162	14,162	16,206	16,206
Loans, net (1)	3,130,134	3,125,258	3,129,865	3,184,437
Derivative assets	14,201	14,201	14,441	14,441
Bank owned life insurance	48,303	48,303	47,724	47,724
Other investments	3,236	3,236	2,693	2,693

Financial liabilities:
Deposits and securities sold under agreements to repurchase	3,886,033	3,848,733	$3,979,352	$3,974,408
Federal Home Loan Bank advances and other borrowings	111,191	107,151	121,393	126,399

Subordinated debt	97,476	56,271	97,476	75,360
Derivative liabilities	14,203	14,203	14,639	14,639

	Notional	Estimated	Notional	Estimated
	Amount	Fair Value	Amount	Fair Value
Off-balance sheet instruments:
Commitments to extend credit	$873,981		$848,023	$—
Standby letters of credit	84,389	360	75,172	275

1.	The estimated fair values presented above were determined using discounted cash flow models. Had Pinnacle Financial incorporated credit risk into our analysis, the estimated fair value of loans would have been lower by approximately $310 million at June 30, 2011 and at December 31, 2010. The addition of this credit risk assumption would approximate the fair value that a market participant would realize in a hypothetical orderly transaction.
If you should have any questions please do not hesitate to contact me at 615-744-3742 or harold.carpenter@pnfp.com or Dana Moore at 615-743-6105 or dana.moore@pnfp.com.

Very truly yours, /s/ Harold R. Carpenter Chief Financial Officer

CC:	Bob Thompson, Bass Berry & Sims M. Terry Turner, Chief Executive Officer, Pinnacle Financial Partners, Inc. Dana Moore, Pinnacle Financial Partners, Inc.